Exhibit 1

MEDIA RELEASE 10 MARCH 2014 APPOINTMENT OF ALISON DEANS TO THE WESTPAC BOARD Westpac Banking Corporation announces the appointment of Alison Deans to the Westpac Board. Ms Deans’ appointment will become effective on 1 April 2014. Ms Deans has more than 20 years experience in senior management and strategy consulting roles focused on e-commerce, media and financial services in Australia. During this time, Ms Deans has developed deep expertise in relation to the challenges and opportunities presented by the digital economy. Ms Deans has held a number of senior executive roles including as the Chief Executive Officer of eCorp Limited, Hoyts Cinemas and eBay, Australia and New Zealand. Most recently, Ms Deans was the Chief Executive Officer of the technology-based investment company netus Pty Ltd, which was acquired by Fairfax Media Limited in 2012. Westpac Chairman, Mr Lindsay Maxsted, welcomed Ms Deans’ appointment: “Alison’s extensive experience in digital businesses and accomplished performance in senior leadership roles will further complement the existing depth and diversity of experience of the Board.” Ms Deans was appointed an Independent Non-executive Director of IAG Limited in 2013 (and was an Independent Director of Social Ventures Australia from 2007 to 2013). In December 2013, Ms Deans was appointed by the Australian Government to a Panel of Experts conducting an independent cost-benefit analysis of broadband and a review of the regulatory arrangements for the National Broadband Network. Ms Deans holds a Bachelor and Masters in Natural Sciences (Physics) from Cambridge University, a Masters of Business Administration from the Stanford Graduate School of Business and is a Graduate of the Australian Institute of Company Directors. Ms Deans will be an independent Non-executive Director. ENDS For Further Information Samantha Stevens Westpac Media Relations TEL 02 8219 8512 MOB 0400693915